1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com ALLISON M FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

April 27, 2015

Dominic Minore

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Dear Mr. Minore:

We are writing in response to comments provided electronically on June 5, 2013 with respect to a registration statement filed on Form N-2 under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), on May 6, 2013 on behalf of Third Avenue Flexible Income Fund (“Fund”), a closed-end investment company.  We have considered your comments to the registration statement and, on behalf of the Fund, responses to those comments are set forth below.  Changes are reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Fund filed on April 27, 2015.

Registration Statement

Cover Page

Comment 1.                            Add a footnote to the “Calculation of Registration Fee Under the Securities Act of 1933” table to clarify that the amount being registered also includes all shares issued pursuant to the underwriters’ over-allotment option.

Response 1.  The disclosure has been revised accordingly.

Prospectus

Investment Strategy (front cover page)

Comment 2.                            Identify each principal category of “debt securities and other types of credit instruments” in which the Fund intends to invest.

Response 2.  The disclosure has been revised accordingly.

Comment 3.                            Disclose that the Fund may invest up to 50% of its Managed Assets in securities of non-U.S. issuers.  Also disclose what portion of this amount, if any, may also be invested in the securities of emerging market issuers.

Response 3.  The disclosure has been revised accordingly.

Comment 4.                            Specify the maximum amount of the Fund’s Managed Assets that may be invested in debt securities, loans, or preferred stock that would be deemed “junk,” and clarify whether a material amount of the Fund’s Managed Assets may be invested in credit obligations and related instruments of issuers that are insolvent, in default or that exhibit a high probability of default.  In this regard, add disclosure explaining why, given that the Fund’s investment objective to provide current income with the potential for capital appreciation, the Fund would invest in any security that did not provide current income.

Response 4.  The Fund has revised its disclosure to state that the Fund may invest up to 20% of its Managed Assets in debt securities, loans, or preferred stock that may be deemed “high yield” or junk.  While the Fund may from time to time invest in credit obligations and related instruments of issuers that are insolvent, in default or that exhibit a high probability of default, the Fund does not expect that such instruments will be a material part of its portfolio.

The Fund may opportunistically invest in distressed or defaulted instruments where it believe there is a potential for capital appreciation and, in some cases, the possibility of future income.  As noted above, the Fund does not expect that such instruments would be a material part of the Fund’s portfolio.  In addition, the Fund’s investment objective has been revised and as such the Fund respectfully declines to add further disclosure related to the Fund’s investments in distressed or defaulted issuers.

Comment 5.                            Disclose that the Fund may invest up to 20% of its Managed Assets in illiquid securities.

Response 5.  The disclosure has been revised accordingly.

No Prior History (front cover page)

Comment 6.                            The information contained in the first paragraph should be presented in bold face type.

Response 6.  The disclosure has been revised accordingly.

Pricing Table

Comment 7.                            In your response letter, confirm that the pricing table, as well as all of the information appearing thereunder up to, and including, the date of the prospectus, will be presented on the outside front cover page of the prospectus.

Response 7.  The Fund hereby confirms that the pricing table, as well as all of the information appearing thereunder up to, and including, the date of the prospectus, will be included as part of the information presented on the outside front cover page of the prospectus.  Please note that the footnotes will be included on the inside front cover page of the prospectus.

Comment 8.                            Expand footnote (1), as applicable, to describe briefly and include the approximate dollar amounts of the “certain fees (including a reimbursements of certain expenses) in connection with the marketing and related wholesaling services provided to the Fund” and any other payments that will be disclosed under section of the prospectus currently captioned “Underwriters-Additional Compensation to be Paid by the Adviser.”

Response 8.  The disclosure has been revised accordingly.

Comment 9.                            The fifth sentence of footnote (1) states that the sales load is “indirectly” borne by the investors in this offering; however, it appears that the word “indirectly” should be changed to “directly.” Please revise the disclosure to make clear how the sales load is actually being paid.

Response 9.  The disclosure has been revised and the sentence referenced in the comment above has been removed from the Fund’s disclosure.

Comment 10.                     In your response letter, confirm that all payments for structuring fees, additional compensation, or sales incentives will not extend beyond the Fund’s initial offering period.  Please also confirm that the discussion contained in the prospectus under the section currently captioned “Underwriters-Additional Compensation to Be Paid by the Adviser” discloses the services provided under these contracts and how they will differ from those services provided by the Adviser.  Please revise the disclosure in accordance with these comments and file the contracts as exhibits to the Fund’s registration statement.

Response 10.  All payments for structuring fees, sales incentive fees and additional compensation fees will not extend beyond the Fund’s initial offering period.  In addition, the Fund confirms that the discussion contained in the prospectus under the section currently captioned “Underwriters-Additional Compensation to be Paid to the Underwriters and Other Entities Involved in Marketing the Fund’s Common Shares” discloses the services to be provided under these contracts and notes that “These services provided by [•] to FWCA are unrelated to FWCA’s function of advising the Fund as to its investments in securities or use of investment strategies and investment techniques,” which are services that FWCA will provide as the Adviser, along with the Sub-Adviser.  The Fund also undertakes to file the Structuring Fee Agreements as exhibits to the Fund’s registration statement in a subsequent pre-effective amendment.

Comment 11.                     Expand footnote (2) to disclose the net per Common Share and total proceeds to the Fund, after the payment of expenses and sales load.

Response 11.  The Fund has revised the pricing table such that the proceeds to the Fund after payment of expenses and the sales load are reflected in the pricing table.

Comment 12.                     Please include in footnote (2) the per Common Share amount of the estimated offering costs expected to be paid by FWCA or an affiliate.

Response 12.  The disclosure has been revised accordingly.

Leverage (page 5)

Comment 13.                     The disclosure states that the Fund intends “to limit” its combined effective leverage ratio to 33 1/3% of its Managed Assets.  It appears, however, that the disclosure should instead convey that the Fund intends to utilize the maximum amount of leverage permitted by the 1940 Act.

Response 13.  The Fund has revised its disclosure in Pre-Effective Amendment No. 1 to reflect the Fund’s policy to limit its effective leverage ratio to 25% of its Managed Assets.

Table of Contents (page 8)

Comment 14.                     For purposes of clarity, please switch the order of the last two sentences contained in the bold face paragraph at the bottom of page 8.

Response 14.  The disclosure has been revised accordingly.

Prospectus Summary

Equity Securities (page 10)

Comment 15.                     Clarify whether the Fund’s investments in master limited partnerships will be confined to investing in limited partner interests or whether the Fund may also invest in general partner interests.  If the Fund may invest in general partner interests, then add applicable risk disclosure which should include an assessment of whether such investments may expose the Fund to potential unlimited liability.

Response 15.  The Fund’s investments in master limited partnerships will be limited to owning limited partner interests.

Comment 16.                     Disclose that a substantial amount of the types of equity securities in which the Fund may invest may be interest rate sensitive and subject to the risks of interest rate sensitive securities.

Response 16.  The disclosure has been revised accordingly.

Comment 17.                     Clarify whether the Fund’s ability to invest up to 50% of its Managed Assets in “securities” of non-U.S. issuers also applies to the Fund’s investment in debt securities and other types of credit instruments issued by non-U.S. issuers.  Specify the maximum percentage of the Fund’s Managed Assets that may be invested in debt securities and other credit instruments of emerging market issuers.  Also add front cover page disclosure, under the heading “Investment Strategy,” highlighting these percentage limitations.

Response 17.  The Fund’s ability to invest up to 50% of its Managed Assets in “securities” of non-U.S. issuers applies to the Fund’s total portfolio.  As requested, the Fund has moved this limitation under the heading “Investment Strategy.”  Within the 50% of the Fund’s Managed Assets that can be invested in the “securities” of non-U.S. issuers, the Fund may invest up to 5% of its Managed Assets in securities of emerging market issuers.

Comment 18.                     The disclosure throughout the prospectus indicates that the Fund may engage in Derivatives Transactions to achieve its investment objective or for other reasons, such as “to enhance total return.”  It appears that the phrase “to enhance total return” should be replaced the plain English equivalent “to speculate.”

Response 18.  The Fund has revised its disclosure to state that: The Fund’s use of Derivative Transactions to seek to enhance total return may be particularly speculative.

Use of Leverage by the Fund (page 11)

Comment 19.                     Disclose that the use of leverage, as well as the methodology for calculating the management fee, also creates the risk that the Adviser and the Subadviser may not reduce the amount of leverage used by the Fund when it would otherwise be appropriate to do so.

Response 19.  The disclosure has been revised accordingly.

Distributions (page 12)

Comment 20.                     Expand the disclosure contained in the second paragraph to clarify that there can be no assurances that the SEC would grant the exemptive order described therein.

Response 20.  The disclosure has been revised accordingly.

Non-Diversification Risk (page 26)

Comment 21.                     Since the Fund has a fundamental policy not to concentrate its investments, references in the prospectus to the Fund concentrating its investments should be deleted.

Response 21.  The disclosure has been revised accordingly.

Summary of Fund Expenses (page 31)

Comment 22.                     Expand the first sentence of the first paragraph to clarify that the table and the example also include all fees and expenses paid or incurred directly by you, as a Common Shareholder.

Response 22.  The disclosure has been revised accordingly.

Comment 23.                     Under the “Shareholder Transaction Expenses” column, replace the “Expenses borne by the Fund” line item caption with “Expenses borne by Common Shareholders.”

Response 23.  The disclosure has been revised accordingly.

Comment 24.                     Expand footnote (3) to clarify that the Adviser will receive a management fee in respect of invested, as well as uninvested, amounts of capital raised through the sale of its Common Shares, the issuance of other securities, borrowing or otherwise.

Response 24.  The disclosure has been revised accordingly.

Comment 25.                     Given the Fund’s stated strategy to employ leverage, it appears that the last two sentences of footnote (7), including the “Estimated” Annual Expenses presentation

“assuming no leverage is used” and “exclusive of current and deferred income tax expense,” should be deleted as potentially confusing and misleading.

Response 25.  The Fund appreciates the Staff’s comment, but respectfully declines to make the requested changes to the Fund’s disclosure.  As noted in the Fund’s disclosure, the Fund has the flexibility to not employ leverage and therefore we believe the disclosure is appropriate and will not be misleading or confusing to shareholders.

Use of Proceeds (page 34)

Comment 26.                     Expand the penultimate sentence to clarify whether Fund expenses could exceed the amount the “modest rate” of interest income that the Fund would earn.

Response 26.  The disclosure has been revised accordingly.

Comment 27.                     In the last sentence, clarify why the Fund would make a distribution to its Common Shareholders that would consist principally of a return of capital, on which sales load and other expenses have been paid, rather than maintain a higher level of available investable capital.

Response 27.  The Fund has deleted the last sentence of this section and does not intend to make an initial distribution that would principally consist of a return of capital.

High-Yield Securities (page 39)

Comment 28.                     Add the phrase “Junk Bonds” to the caption.

Response 28.  The disclosure has been revised accordingly.

Derivative Transactions (page 41)

Comment 29.                     In your response letter, confirm that the prospectus disclosure describes the types of derivatives that the Fund is expected to use, the manner in which they are expected to be employed by the Fund, and the maximum percentage of Fund assets that are expected to be allocated to derivatives.  See generally Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Response 29.  We believe that the prospectus disclosure describes the types of derivatives that the Fund is expected to use, the manner in which they are expected to be employed by the Fund and the expected Fund assets that are to be allocated to derivatives.

Leverage (page 42)

Comment 30.                     Expand the discussion to clarify that drops in asset values may magnify losses or totally eliminate the Fund’s equity in a leveraged investment.

Response 30.  The disclosure has been revised accordingly.

Comment 31.                     In your response letter, confirm that the Fund will not borrow from, grant security interests to, or pledge assets to affiliates.

Response 31.  The Fund will not borrow from, grant securities interests to or pledge assets to affiliates.

Comment 32.                     Disclose that any person from whom the Fund borrows will not have either a veto power or a vote in approving or changing any of the Fund’s fundamental policies.

Response 32.  The disclosure has been revised accordingly.

Comment 33.                     Disclose whether any grant of a security interest in the Fund’s assets in connection with any borrowing by the Fund will be limited to one-third of the Fund’s total assets.

Response 33.  The disclosure has been revised to note that all of the Fund’s assets could be subject to the granting of a security interest to a lender in connection with any borrowing by the Fund.

Comment 34.                     Also state that the interests of persons with whom the Fund enters into leverage arrangements are not necessarily aligned with the interests of the Fund’s Common Shareholders and that their claims on the Fund’s assets will be senior to those of the Fund’s Common Shareholders.

Response 34.  The disclosure has been revised accordingly.

The Fund’s Issuance of Preferred Shares (page 44)

Comment 35.                     The Fund’s “Summary of Fund Expenses” presentation does reflect the fees and expenses of issuing and servicing preferred shares issued by the Fund.  Please revise the Fund’s fee table and expense example presentation to reflect such fees and expenses.  In the alternative, revise the first sentence of this section to clarify that the Fund will not issue preferred shares during its first twelve months of operations.

Response 35.  The disclosure has been revised accordingly.

Comment 36.                     In the last sentence of the first paragraph, also disclose the impact of the situation where the Fund’s portfolio is invested in securities that provide a lower rate of return than the dividends rate of the preferred shares, net of Fund expenses.

Response 36.  The disclosure has been revised accordingly.

Risk Factors – General Risks (page 45)

Comment 37.                     Replace the second sentence with a statement indicating that this section describes the principal risk factors associated with investment in the Fund specifically, as well as those factors generally associated with investment in a company with investment objectives, investment policies, capital structure or trading markets similar to the Fund’s.  See Item 8.3.a. of Form N-2.  In this regard, add any additional risk factors as appropriate.

Response 37.  The disclosure has been revised accordingly.

Derivatives and Derivative Transactions Risk – Counterparty Risk (page 54)

Comment 38.                     Expand the disclosure to highlight the Fund’s policy with respect to the creditworthiness of its counterparties.

Response 38.  The disclosure has been revised accordingly.

Tax Risk of MLPs (page 60)

Comment 39.                     Disclose whether there is a risk of delay of receiving necessary tax documents in respect of MLP investments that could prevent MLP investors from preparing tax returns on a timely basis.

Response 39.  The Fund does not anticipate that its investments in MLPs will prevent the Fund from preparing its tax returns on a timely basis.

Determination of Net Asset Value (page 65)

Comment 40.                     In your response letter, please inform the staff whether the Fund’s Board of Trustees will review and approve in advance the valuation methodology of any third-party pricing service it uses and confirm that the Board will regularly review the historical accuracy of its fair value methodologies.  See Release No. IC-26299; “Compliance Programs of Investment Companies and Investment Advisers,” (December 17, 2003).

Response 40.  The Fund’s Board of Trustees will review the valuation methodologies, to the extent that they are not proprietary, in consideration of its approval of the Fund’s Valuation Procedures

Comment 41.                     It appears that the last sentence of the fourth paragraph should be expanded to make clear that securities fair valued by the Fund’s pricing committee will be fair valued pursuant to policies and procedures determined in good faith and adopted by the Fund’s Board of Trustees.  See Section 2(a)(41) of the Investment Company Act of 1940.

Response 41.  The disclosure has been revised accordingly.

Dividend Reinvestment Plan (page 67)

Comment 42.                     It appears, from the disclosure contained in the first paragraph, that Common Shareholders purchasing shares in this offering will be automatically enrolled in the Fund’s Dividend Reinvestment Plan.  In this regard, clarify whether the information contained in the first sentence of the seventh paragraph applies only to shareholders who have purchased Common Shares in the secondary market.

Response 42.  This disclosure would apply to all Common Shareholders who have purchased in the secondary market or have previously opted out of the Plan and would now like to participate in the Plan.  Accordingly, we have not revised this disclosure.

Issuance of Fund Preferred Shares (page 75)

Comment 43.                     Expand the disclosure to identify any material potential conflicts between the interests of the Fund’s Common Shareholders and the holders of the Fund’s preferred shares.

Response 43.  The disclosure has been revised accordingly.

Underwriters (page 77)

Comment 44.                     Please confirm to the staff whether FINRA has approved the underwriting terms of the Fund’s offering.

Response 44.  The offering will be filed with FINRA concurrently with the filing of Pre-Effective Amendment No. 1 via EDGAR.  Underwriter’s counsel will ask the FINRA examiner to contact you as soon as FINRA has approved the underwriting terms of the Fund’s offering.

Additional Compensation to Be Paid by the Adviser (page 80)

Comment 45.                     The heading for this section should be changed to “Additional Compensation to Be Paid to the Underwriter.” Please make conforming revisions throughout the prospectus.

Response 45.  The heading has been revised to “Additional Compensation to be Paid to Underwriters and Other Entities Involved in Marketing the Fund’s Common Shares.”

Comment 46.                     In your response letter, confirm that, other than the sales load, all of the amounts payable that are described in this section are also reflected in a condensed format in the pricing table footnote disclosure appearing on the prospectus cover page.  See Instruction 2. to Item 1.g. of Form N-2.

Response 46.  The Fund confirms that, other than the sales load, all of the amounts payable that are described in this section are also reflected in a condensed format in the pricing table footnote disclosure appearing on the prospectus cover page.

Conflicts of Interest (page 81)

Comment 47.                     The disclosure in the first and second paragraphs indicates that Third Avenues has adopted policies and procedures to ensure that all client accounts are treated equitably “over time” and that investment opportunities are allocated fairly and equitably among client accounts “over time.” As a fiduciary, it would appear that Third Avenue’s policies and procedures should be designed to ensure that all client accounts are treated equitably in each instance and that investment opportunities are allocated fairly and equitably among client accounts in each instance, rather than merely “over time.”

Response 47.  The Fund appreciates the Staff’s comment and notes that the Subadviser has adopted policies and procedures consistent with its fiduciary duties, relevant SEC guidance and the Investment Advisers Act of 1940, as amended.  These policies and procedures seek to treat all client accounts equitably in each instance, but recognize that this may not always be possible and as such also seek to ensure that all client accounts are treated fairly over time.

Statement of Additional Information

Securities Lending (page 94)

Comment 48.                     Highlight the credit standards that the Fund will use when selecting entities with whom it will lend its securities pursuant to securities lending arrangements.

Response 48.  The disclosure has been revised accordingly.

Comment 49.                     Expand the discussion to disclose that the costs of securities lending do not appear in the Fund’s fee table and also to disclose, if true, that the Fund bears the entire risk of loss on any reinvested collateral received in connection with securities lending.  Disclose how any additional income earned on securities lending is typically split.  Also state that the Fund’s Board of Trustees has a fiduciary obligation to recall a loan in time to vote proxies if it has knowledge that a vote concerning a material event regarding the securities will occur.

Response 49.  The disclosure has been revised to note that the costs of securities lending are not included in the Fund’s fee table.  In addition, the disclosure has been revised to note that the Fund will not have the right to vote its loaned securities during the period of the loan, but the Fund may attempt to recall a loaned security in anticipation of a vote if it desires to do so.  Moreover, in the event that the Fund intends to do securities lending in the future, it anticipates splitting fees with the unaffiliated lending agent based on standard market terms.

Investment Restrictions (page 95)

Comment 50.                     Add narrative disclosure in the SAI to briefly describe what is permitted by “the 1940 Act” in the context of the first, fifth, sixth and seventh enumerated fundamental investment policies.  Also add the phrase “with appropriate jurisdiction” at the end of the first, fifth and sixth enumerated fundamental policies.

Response 50.  The disclosure has been revised accordingly.

Comment 51.                     In your response letter, confirm that the Fund will not invest in repurchase agreements.  In the alternative, add appropriate disclosure highlighting the characteristics and risks, as well as the Fund’s policies, with respect to investing in repurchase agreements.

Response 51.  The Fund may invest in repurchase agreements and has included this disclosure in the Fund’s prospectus.  The prospectus also discloses the risks of the Fund’s investments in repurchase agreements.

Trustees and Officers (page 97)

Comment 52.                     Please note that prior to effectiveness of the registration statement, the Fund must have a board of trustees whose composition complies with the applicable provisions of the Investment Company Act.

Response 52.  Prior to effectiveness of the registration statement, the Fund will have a Board of Trustees whose composition complies with the applicable provisions of the 1940 Act.

Comment 53.                     In this regard, for each trustee, briefly identify the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a trustee for the Fund at the time that the disclosure is made, in light of the Fund’s business and structure.  See Item 18.17 of Form N-2.

Response 53.  The disclosure will be revised and finalized in a subsequent pre-effective amendment.

Comment 54.                     In the next pre-effective amendment to this registration statement, please provide all of the other information required by Item 18 of Form N-2.

Response 54.  In a subsequent pre-effective amendment, we will provide all of the remaining information required by Item 18.

Other Information (page 117)

Comment 55.                     In the last sentence of the last paragraph, disclose that “the complete Registration Statement” is also available free of charge on the website of the SEC at www.sec.gov.

Response 55.  The disclosure has been revised accordingly.

Part C. Other Information

Item 35. Undertakings

Comment 56.                     Provide the undertaking required by Rule 484 of Regulation C under the Securities Act of 1933.

Response 56.  The Fund has revised Item 30 of Part C of the Fund’s Registration Statement to include the requested undertaking.

Signatures

Comment 57.                     At the time the registration statement was originally filed Steven A. Baffico was the sole initial trustee of the Fund.  Please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement also be signed by a majority of the Fund’s Board of Trustees, and also signed by the Fund’s principal accounting officer or comptroller.  In this regard, any person who occupies more than one of the positions specified in section 6(a) of the Securities Act should indicate each capacity in which he or she signs the registration statement.

Response 57.  Subsequent to the Fund’s organizational Board meeting, the Fund will file a pre-effective amendment which will include the signatures of the majority of the members of the Board, the Principal Accounting Officer and the Principal Executive Officer.

Closing

Comment 58.                     If you intend to omit certain information, in reliance on Rule 430A of Regulation C under the Securities Act, from the prospectus included in the registration statement at the time of effectiveness, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Response 58.  We have noted this comment.

Comment 59.                     We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response 59.  We have noted this comment.

Comment 60.                     Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response 60.  We have noted this comment.

Comment 61.                     Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments.  Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Response 61.  We have noted this comment.

Comment 62.                     Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response 62.  We have not submitted, and we do not currently anticipate submitting, an exemptive application or no-action request in connection the Fund’s initial public offering.

Comment 63.                     You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

Response 63.  We have noted this comment.

Comment 64.                     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response 64.  We have noted this comment.

Comment 65.                     In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response 65.  We anticipate filing a written request for acceleration, including this information, on or about June 15, 2015.

Comment 66.                     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Response 66.  We have taken this under advisement.

Comment 67.                     We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Response 67.  We anticipate filing a written request for acceleration on or about June 15, 2015.

*     *     *     *     *     *     *     *     *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at 212-698-3526.  Thank you.

Sincerely,

/s/ Allison M. Fumai
Allison M. Fumai